VIA EDGAR

July 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:       Stacie Gorman

Pam Long

Re:          EQT Exeter Real Estate Income Trust, Inc.

Registration Statement on Form S-11

File No. 333-273163

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, EQT Exeter Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 3:00 p.m., Eastern Time on Tuesday, August 1, 2023 or as soon thereafter as practicable.

Please contact Carrie Hartley of DLA Piper LLP (US), counsel to the Company, at (919) 786-2007 with any questions about this acceleration request. Please notify us by telephone call to Carrie Hartley when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Thank you very much.

Sincerely,

EQT Exeter Real Estate Income Trust, Inc.

By:	/s/ J. Peter Lloyd
Name: J. Peter Lloyd
Title: Chief Financial Officer

cc:	Robert H. Bergdolt, DLA Piper LLP (US)
Carrie Hartley, DLA Piper LLP (US)